SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
GENENTECH, INC.
(Name of Subject Company)
GENENTECH, INC.
(Names of Person Filing Statement)
Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities)
368710406
(CUSIP Number of Class of Securities)
Sean A. Johnston
Genentech, Inc.
1 DNA Way
South San Francisco, California  94080-4990
(650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)
Copies To:

Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following FAQ has been posted on Genentech’s internal employee website.
Roche Tender Offer Frequently Asked Questions
1.	What is a tender offer?

A tender offer is a public offer made to all shareholders to purchase their shares for the same price and on the same terms and conditions. At this point Roche has only announced that it intends to commence a tender offer to purchase all publicly held Genentech shares at $86.50 per share within approximately two weeks, but they have not yet commenced a tender offer.

2.	Can you explain the overall tender offer process and timeline?

Roche has not yet commenced this tender offer so we can only comment on the tender offer process in a very general way.

If Roche commences a tender offer for Genentech’s publicly held shares, Roche will likely issue a press release and publish an announcement in a national newspaper (such as the Wall Street Journal). On the same day, Roche will file what is called a Schedule TO with the Securities and Exchange Commission, which will include several documents describing the terms and conditions of the tender offer. Roche will mail these documents to Genentech shareholders, together with additional documents explaining how to tender shares and giving shareholders the means for doing so. Roche is required to give Genentech shareholders at least 20 business days to tender their shares in the tender offer, but it may extend this period if the conditions to the tender offer are not satisfied or waived at the expiration of the offer. For example, if the tender offer is conditioned on the receipt of financing to pay for the tendered shares, and Roche has not obtained sufficient financing by the expiration of the offer, Roche may extend the tender offer to obtain more time to arrange this financing.

If Roche commences its tender offer, the special committee of Genentech’s Board of Directors would have up to 10 business days to issue a formal response to it. The special committee’s response would be communicated to shareholders through a press release and in a document filed with the Securities and Exchange Commission called a Schedule 14D-9. This document would be mailed to shareholders and include a detailed explanation of the reasons underlying the special committee’s response. As noted, Roche must give Genentech’s shareholders at least 20 business days to respond to its tender offer, so shareholders will have at least 10 business days after the special committee issues its response to the tender offer to determine whether to tender their shares in the offer.

3.	What is the role of the special committee now? Does the tender offer take the negotiations out of their hands?

The special committee has been working diligently toward one goal: assuring full, fair value for all Genentech’s minority shareholders. The announcement of an intended tender offer does not change that.

4.	What has been happening over the past six months? Have there been discussions between Roche and the special committee?

As indicated in our press release on January 30th, the special committee has been actively engaged with Roche to assist Roche in making a proposal that recognizes the value of the company and reflects the significant benefits that would accrue to Roche as a result of full ownership.

5.	Did you foresee this tender offer from Roche?

Roche’s decision to make this announcement was disappointing and unilateral, in as much as the special committee has been actively engaged with Roche to assist Roche in making a proposal that recognizes the value of the company and reflects the significant benefits that would accrue to Roche as a result of full ownership.

6.	Do you think Roche will be able to get financing?

We won’t speculate on Roche’s ability to acquire financing.

7.	What options does Genentech have?

The most important thing the company is doing is staying focused on delivering value to our shareholders by developing new medicines for people with serious and life-threatening diseases, including cancer and Alzheimer’s. As indicated in our January 30th press release, the special committee made its position clear on Roche’s $89 proposal and that position has not changed. Beyond that, the special committee will evaluate its options and determine how to proceed if Roche commences its tender offer.

8.	What happens to employees’ vested but outstanding options in the case of a hostile takeover? Would Roche be required to honor them?

Roche would be required to honor vested options.

9.	What should I do if I am a shareholder?

Employees who own shares that were either bought on the open market or through the employee stock purchase plan (ESPP) are shareholders of Genentech and, therefore, they will have the same rights as any shareholder if Roche commences its tender offer. It is important to note that stock options are not the same as stock so employees cannot tender options in the tender offer.

Genentech employees should read carefully the terms of Roche’s tender offer after it is commenced and the response of the special committee if and when they become available.

If Roche commences its tender offer, Genentech will continue its practice of not providing employees with individual advice on how to handle their shares.

10.	Should Roche obtain 90% of Genentech’s publicly held stock, will Roche still offer the retention/stock option replacement and severance packages announced earlier?

The Genentech board of directors, including the Roche members, authorized the special committee to develop and approve a retention/stock option replacement program. The previously announced retention/stock option replacement and severance programs are commitments to Genentech employees and we would fully expect Roche to honor them if Roche acquires full ownership of the company.

11.	Help us to understand the stipulation that states if Roche acquires a majority of the minority shares, they may move forward with a merger. Where is that described in the Roche Affiliation Agreement?

In its press release announcing its intention to commence a tender offer, Roche stated that it will seek to consummate a merger with Genentech if following the consummation of the tender offer Roche owns 90% or more of Genentech’s shares.

Genentech has not commented on what may occur if Roche acquires 90% of Genentech’s outstanding shares.

12.	What happens if the tender offer does not close?

We do not know what Roche will do if it commences its tender offer but does not close it. Genentech will continue to focus on our business as we always do. We believe that our employees remain committed to developing new medicines for people with serious and life-threatening diseases and to the many important initiatives and great work underway across the company. We also believe that our employees understand that it is critically important that we stay focused on running the business successfully and doing the right thing for the long-term interests of Genentech and the many thousands of people who use and depend upon our medicines.
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About Genentech
Founded more than 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes medicines to treat patients with significant unmet medical needs. The company has headquarters in South San Francisco, California and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

The tender offer proposed by Roche referred to above has not commenced. If and when commenced, Genentech will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Genentech shareholders are advised to read Genentech’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Genentech in connection with the tender offer by Roche, if and when it is commenced, free of charge at the SEC’s website at http://www.sec.gov.